Exhibit 15.3

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

25 May 2017

Commissioners:

We have read the statements made by British Telecommunications plc (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the Form 20-F of British Telecommunications plc dated 25 May 2017. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom

25 May 2017

16F Disclosure

PricewaterhouseCoopers LLP (PwC) is our current auditor and will be proposed to shareholders for reappointment as auditor for 2017/18 at our Parent Company’s (BT Group plc) next Annual General Meeting to be held on 12 July 2017.

PwC and the predecessor firms have been our auditors since we listed on the London Stock Exchange in 1984 and their reappointment has not been subject to a tender in that time. Our Parent Company reported in its Annual Report & Form 20-F 2016 the proposal to tender the audit no later than 2019, but that the Parent Company’s Audit & Risk Committee would keep the external audit arrangements under review annually in accordance with the new auditor rotation rules in the United Kingdom. In its annual review, the Audit & Risk Committee recommended to our Parent Company’s Board that the audit tender process be undertaken in 2017/18 with a view to appointing new auditors for the financial year 2018/19.

PwC advised the Audit & Risk Committee on 11 April 2017 that they will not participate in the tender process and so have effectively indicated that they have declined to stand for re-election after the completion of the 2017/18 audit for the purposes of Item 16F(a)(1)(i) of Form 20-F. In this regard we note that they would only be permitted to serve as our auditors until the end of the 2019/20 audit due to the new auditor rotation rules in the United Kingdom. We expect the audit tender process to be completed by our Parent Company’s Annual General Meeting in July 2017, such that there can be an effective transition by the selected audit firm during the 2017/18 audit process. PwC will continue to serve as our auditors until they have completed the audit of the 2017/18 financial statements.

PwC audited our financial statements for 2014/15 and 2015/16 as well as the 2016/17 financial statements included in this Form 20-F. None of the reports of PwC on those financial statements contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

During such fiscal years there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with their reports. During such fiscal years there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F other than management concluded that there was a material weakness in internal control over financial reporting as at 31 March 2017 in respect of the Italian business as described on page 103.

We have provided PwC with a copy of this disclosure in response to Item 16F and requested that PwC provide us with a letter addressed to the Securities and Exchange Commission stating whether they agree with such disclosure. A copy of PwC’s letter, dated 25 May 2017, is attached as Exhibit 15.3 to this Form 20-F.